TERNIUM S.A.
Registered office:
29 Avenue de la Porte- Neuve, 3rd floor
L-2227 Luxembourg
R.C.S. Luxembourg B 98 668

                                 October 17, 2011

Mr. Terence O’Brien,

Division of Corporation Finance,

Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20549.

Re:	Ternium S.A.
Form 20-F for the Fiscal Year Ended December 31, 2010
Filed June 30, 2011
File No. 1-37234

Dear Mr. O’ Brien:

Set out below are the responses of Ternium S.A. (“Ternium” or the “Company”), to the comments of the Staff of the United States Securities and Exchange Commission (the “Staff”) set forth in its letter dated September 29, 2011, to Mr. Pablo Brizzio, the Company’s Chief Financial Officer, and received by the Company through Sullivan & Cromwell LLP on October 3, 2011 (the “Comment Letter”).

The responses below are keyed to the headings indicated in the Staff’s comments and are designated with the letter “R” below the comment number. The comments themselves are set forth in boldface type. Unless otherwise indicated, all references are to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2010 (the “Form 20-F”).

1.	We note your response to our prior comment number 3. We believe the disclosure requested represents valuable information to allow investors to better assess your business. Please provide the disclosures as previously requested or explain why you believe the disclosures would not be materially useful to an investor.

R:	The Company acknowledges the Staff’s comment and advises the Staff that it continues to believe that its current disclosure is responsive to the portion of Item 4 of Form 20-F that requires “[a] description of the nature of the company’s operations and principal activities, stating the main categories of products sold and/or services performed for each of the last three fiscal years.” The Company does not believe it is necessary, in order to ensure compliance with the requirement of the form, to determine whether disclosure of volume for each product, rather than for “main categories” of products, would be valuable or useful to investors. The Company notes that the same information that some investors might wish to see could also be very useful to its competitors. In deciding whether to disclose information beyond that required by the Form, the Company, like other issuers, makes judgments on a case by case basis. Competitive considerations, among others, are important to such decisions.

Even though the Company continues to believe that its current level of disclosure is fully compliant with the Commission’s rules, the Company supplementally informs the Staff that expanded tabular disclosure of product revenue for the years 2010, 2009 and 2008 could be shown as follows:

In thousands of tons (unaudited)	For the year ended December 31,
	2010	2009	2008
Flat Steel Products
Semi-finished (1)	—	30.8	—
Hot rolled	2,966.4	1,964.6	2,562.3
Cold rolled	1,375.6	1,155.7	1,309.3
Coated (2)	1,956.2	1,771.2	2,065.1
Roll-formed and tubular (3)	473.5	382.9	388.8

Total Flat Steel Products	6,771.7	5,305.2	6,325.5
Long Steel Products
Semi-finished (4)	261.1	66.0	353.3
Hot rolled (5)	1,021.8	989.6	863.9

Total Long Steel Products	1,282.9	1,055.6	1,217.2
Total Sales Volume (6)	8,054.6	6,360.8	7,542.7

(1)	Semi-finished includes slabs.
(2)	Coated includes hot-dipped galvanized, electrogalvanized, pre-painted, tin plate and tin-free steel.
(3)	Roll-formed and tubular includes steel pipes, tubular products, beams, insulated panels, roofing and cladding, roof tiles and steel decks.
(4)	Semi-finished includes billets and round bars.
(5)	Hot rolled includes wire rod, bars and stirrups.
(6)	Total Sales Volume does not include Other Products.

2.	We note your response to our prior comment number 4. We continue to believe the requested disclosure would provide meaningful information to investors. Please note that if a single metric would not provide sufficient insight to your cost composition and key drivers of cost, it may be appropriate to provide such information for each major production facility. Please provide the requested information in future filings.

R:	The Company acknowledges the Staff’s comment and advises the Staff that in future filings it will include the requested information for each major production facility or group of facilities.

3.	Regarding prior comment 5, you respond that your current disclosure is responsive to the form requirements. However, you do not address the specific points raised in our comment or explain why you believe additional disclosure concerning these items would not be useful to investors. Please provide us with a detailed response explaining how your future disclosure will address the underlying reasons for changes in your operations in sufficient detail for a reader to see the business through the eyes of management and address the following points from our prior comment:

R:	In response to the Staff’s comment, the Company advises the Staff that it believes that its MD&A is responsive to the requirements of Form 20-F, that its discussion of the underlying reasons for changes in its operations year-over-year has sufficient detail for a reader to see the business through the eyes of management, and that additional disclosure would not be necessary to provide investors with an accurate picture of the drivers of year-to-year changes.

Notwithstanding the foregoing, in response to the specific points raised by the Staff, the Company advises the Staff as follows:

•	The need for expanded discussion and analysis of segment results and the underlying reasons.

In response to the Staff’s comment, the Company will add in future filings a section within the MD&A to address segment results and the underlying reasons for year-over-year changes to the extent material.

•	Discuss product mix and the impact on operations.

The Company advises the Staff that it does not believe that discussing product mix changes would have provided material information to investors about its business or changes in its operations year-over-year for the periods analyzed in its Form 20-F. The Company confirms, however, that it will add in future filings, to the extent material, disclosure regarding product mix changes and their impact on operations.

•

You attribute the change in cost of sales between the years to several factors. Quantify the impact from the various factors and provide a robust analysis of material drivers. For example, your discussion should include quantified analysis of your primary raw materials that provides investors with an understanding of the impact of changes in the price of key raw materials.

The Company acknowledges the Staff’s comment and in future filings, in addition to discussing the underlying reasons of changes in cost of sales, it will add, to the extent material, quantitative information about the changes, as well as an expanded discussion of material drivers.

•	Disclose the expected impact of recent changes in the price of acquired raw materials on profitability in the near term as the materials are processed and related revenue is earned.

The Company advises the Staff that it does not believe that discussing the expected impact of recent changes in the price of acquired raw materials on profitability in the near term in its MD&A would have provided material information to investors about its business or changes in its operations year-over-year for the periods analyzed in its Form 20-F, as the expected near term effects of changes in raw material costs are non-material when analyzing results on an annual basis. Conversely, the Company has been consistently providing investors with guidance regarding the expected near term effects in profitability of changes in costs in its quarterly-results press releases (which are submitted to the Commission on Form 6-K), as it believes it can achieve a more timely disclosure of expected trends in costs and their expected impact in profitability in the near term when analyzing results on a quarterly basis.

•

Provide a discussion of your contract mechanisms for recovering increases in raw materials. Discuss limitations on your ability to recover increases in raw materials prices, e.g. any lag between an increase in raw materials and the ability to recover the cost through a contract mechanism, limitations imposed by the market for your finished goods, etc.

The Company supplementally advises the Staff that it does not sell steel products under contracts indexed to the cost of its main raw materials and, accordingly, the requested discussion is not applicable. If this were to change in the future, the Company would add the requested disclosures to the extent material.

•

Quantify the percentage of sales to spot market customers vs. short-term and long-term contract sales in your operating segments and locations, how this percentage has changed during recent periods, the impact on your ability to respond to changes in raw materials prices, and the impact on your margins from any recent changes in this mix. Discuss the factors determining this mix, how much control management has in influencing it, and any expected trends or decisions to manage it based on expected volatility in raw materials costs.

The Company supplementally advises the Staff that it does not have any material contract sales that fix steel prices for periods longer than three months and, accordingly, the requested discussion is not applicable. If this were to change in the future, the Company would add the requested disclosures to the extent material.

•	Please quantify the various drivers of changes in selling, general and administrative expenses and discuss the underlying reasons.

The Company does not believe that quantifying the various drivers of SG&A would have provided material information to investors about its business or changes in its operations year-over-year for the periods analyzed in its Form 20-F. Notwithstanding the foregoing, in future filings it will add quantitative information about the changes in SG&A to the extent material.

These examples are not intended to be a comprehensive list. However, please provide us with examples of future disclosure addressing our key points and revise the disclosures in future filings to provide a greater level of detail and analysis. Note many of these points involve the relationship between your operations and fluctuations in the markets for raw materials. Address how your disclosure communicates to investors your sensitivity to these markets and your approach for managing them.

Attached as Annex 1 of this letter is an excerpt of our MD&A for 2010, compared to 2009, prepared based on the responses above, which the Company proposes to use as the basis for future disclosure.

4.	We note your response to comment six in our letter dated September 2, 2011. Based on your response and the disclosure in your filings, we continue to believe that the refinancing agreement entered into on April 6, 2011, and related loan agreement dated July 12, 2007, may be material to investors. Please file these agreements with your future filings.

R:	The Company acknowledges the Staff’s comment and confirms that in future filings it will file the requested documents to the extent they remain in effect.

5.	We note your response to our comment number 9. In future filings, please expand your footnote to disclose the information provided in your response regarding the terms of your concessions.

R:	The Company acknowledges the Staff’s comment and confirms that in future filings it will disclose the information provided in its response to the Staff’s prior comment number 9.

6.	We note your response to our prior comment number 12. It appears you are applying the exception found in paragraph 15(b) of IAS 12. Please expand your accounting policy in future filings to address this element of your overall accounting convention.

R:	The Company acknowledges the Staff’s comment and confirms that in future filings it will expand its accounting policy disclosure to provide the information included in its response to the Staff’s prior comment number 12. The Company advises the Staff, however, that it is not applying the exception found in paragraph 15(b) of IAS 12, and that as at December 31, 2010 there was no difference between the accounting and tax balances related to decommissioning assets and liabilities for its internal projects or for financing type leases.

7.	Thank you for your response to comment 14, which focused on the 2008 goodwill impairment test. Please tell us how your current CGUs (e.g. Mexico and Argentina) meet both requirements in paragraph 80 of IAS 36. Specifically confirm whether these CGUs are larger than your operating segments, as defined by paragraph 5 of IFRS 8. Please provide us with a list of your operating segments.

R:	In response to the Staff’s comment, the Company advises the Staff that it has two operating segments: flat-steel products and long-steel products.

The Company further advises the Staff that no goodwill was allocated to its Argentine CGU, and that goodwill generated by Ternium’s 2005 acquisition of Hylsamex and its 2007 acquisition of Grupo Imsa was allocated to its Mexican CGU without distinction between segments, as permitted by the version of IAS 36 in force at that time. Subsequent goodwill impairment tests (including the 2008 test) were made at a country level, also in accordance with the version of IAS36 in force at that time, which required goodwill to be allocated to each unit or group of units that (a) represented the lowest level within the entity at which the goodwill was monitored for internal management purposes; and (b) were not larger than a segment based on either the entity’s primary or the entity’s secondary reporting format determined in accordance with IAS 14.

In 2010, following the methodology used in previous years, goodwill allocated to the Company’s Mexican operations was tested for impairment at a country level and, as a result of this test, the excess of the recoverable value over the carrying amount at the end of 2010 totaled approximately USD2.3 billion, while total goodwill recorded at that date amounted to USD750 million, thereby allowing the Company to conclude that no impairment was required. Because, effective as from fiscal year 2010, IAS 36 requires each CGU to be tested separately at a level no larger than an operating segment, the Company supplemented this assessment at the level of its Mexican CGU with another exercise, which consisted of assuming an allocation of 100% of goodwill to each segment (first to long products, then to flat products) and comparing the recoverable value of the Mexican assets within such segment with the total amount of goodwill; this exercise showed no indication of impairment, in line with the test performed for the Mexican operations as a whole. Based on the foregoing, the Company concluded that no further testing was required.

8.	We note your response to our previous comment number 20. Given the recent increase in the spot price of iron ore, please provide us with your actual production cost and the internal transfer price that you use for your lump, fine and pelletized iron ore that is sourced from your Mexican mines. In addition, please tell us if the loss or depletion of your internal iron ore source would have a material impact to your company.

R:	The requested information has been provided to the Staff as supplemental information in a separate letter dated as of the date hereof.

9.	We note your response to our previous comment numbers 20 and 21. As supplemental information and not as part of your filing, please provide us with your 2010 actual production of lump, fine and pelletized iron ore from each of your Mexican mining operations and an estimate of your mineral reserves.

R:	The requested information has been provided to the Staff as supplemental information in a separate letter dated as of the date hereof.

* * * * *

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings. In addition, the Company acknowledges that the Staff’s comments or changes to the Company’s disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Company’s filings and that the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions relating to this letter, please feel free to call Robert S. Risoleo of Sullivan & Cromwell LLP at (202) 956-7510. He may also be reached by facsimile at (202) 956-6974 and by e-mail at risoleor@sullcrom.com.

Very truly yours,

/s/ Pablo Brizzio

Pablo Brizzio
Chief Financial Officer

cc:	Kevin Stertzel John Coleman Hagen Ganem
(Securities and Exchange Commission)

Daniel López Lado
(PricewaterhouseCoopers)

Cristian J. P. Mitrani Diego E. Parise
(Mitrani, Caballero, Rosso Alba, Francia, Ojam & Ruiz Moreno)

Robert S. Risoleo
(Sullivan & Cromwell LLP)

Annex 1

Fiscal Year Ended December 31, 2010 compared to Fiscal Year Ended December 31, 2009

Overview

Ternium’s operating income in 2010 was USD1.1 billion, compared to USD296.4 million in 2009. The USD757.6 million year-over-year increase mainly reflects the improvement in the flat steel products segment and shows a recovery from the 2009 global economic downturn, with higher sales volumes and improved margins. Revenue per ton increased USD137 and shipments increased 1.7 million tons while operating cost per ton1 increased USD57. Net income was USD779.5 million in 2010, compared to USD767.1 million in 2009. Although the net income variation was slight in nominal terms, the drivers for net income in each of these years were significantly different. There were no discontinued operations results in 2010, whereas there was a USD428.0 million discontinued operations gain in 2009 related to the transfer of the Sidor shares to Venezuela. The year-over-year change in net income also included the above mentioned USD757.6 million increase in operating income and a USD315.3 million increase in income tax expense.

In 2010, steel consumption in the North American market increased 31% year-over-year. The economies in the NAFTA region expanded gradually during the year with a 4.0% GDP growth in Mexico and a 2.9% GDP growth in the U.S. Mexican export-oriented industries were particularly favored by the recovery of the economic activity in the United States. In contrast, the construction sector in the country remained subdued during most of 2010 and only showed evidence of improvement by year-end.

Likewise, the steel markets in Central and South America showed an estimated 28% year-over-year increase in apparent steel use during 2010. The economic activity in the region expanded during 2010, including a 7.5% GDP growth in Argentina and a 4.7% GDP growth in Colombia. Construction activity in the region returned to solid growth rates and the automotive sector, which was among the most affected sectors in 2009, significantly expanded in 2010.

Net Sales

Net sales in 2010 were USD7.4 billion, 49% higher than net sales in 2009. Shipments of flat and long products were 8.1 million tons in 2010, up 27% compared to shipments in 2009. Revenue per ton shipped was USD895 in 2010, an 18% increase compared to 2009, mainly as a result of higher prices.

The following table shows Ternium’s total consolidated net sales, shipments and revenue per ton for the years ended December 31, 2010 and 2009:

	Net Sales (million USD)			Shipments (thousand tons)			Revenue /ton (USD/ton)
	2010	2009	Dif.	2010	2009	Dif.	2010	2009	Dif.
Total Net Sales	7,382.0	4,959.0	49%
Flat and long products	7,209.5	4,822.9	49%	8,054.6	6,360.8	27%	895	758	18%
North America	4,105.6	2,883.9	42%	4,826.3	4,045.7	19%	851	713	19%
South & Central America	3,050.1	1,774.5	72%	3,135.7	2,022.0	55%	973	878	11%
Europe & other	53.9	164.5		92.6	293.1		582	561
Other products (1)	172.5	136.1	27%

(1)	Primarily includes iron ore, pig iron and pre-engineered metal buildings.

Sales of flat and long products in the North America Region were USD4.1 billion in 2010, an increase of 42% versus 2009 due to higher shipments and prices. Shipments in the region totaled 4.8 million tons in 2010, or 19% higher than 2009, as a result of higher demand. Revenue per ton in the North Region increased 19% to USD851 in 2010 over 2009, mainly due to higher prices.

Flat and long product sales in the South & Central America Region were USD3.1 billion in 2010, an increase of 72% versus 2009, due to higher shipments and prices. Shipments in the region totaled 3.1

[1]	Operating cost per ton is equal to cost of sales plus selling, general and administrative expenses, divided by shipments.

million tons in 2010, or 55% higher than in 2009, mainly due to a recovery from the 2009 global economic downturn. Revenue per ton shipped was USD973 in 2010, an increase of 11% compared to 2009.

Sales of other products totaled USD172.5 million in 2010, compared to USD136.1 million during 2009, an increase of 27%. The increase includes the impact of higher iron ore prices.

Cost of sales

Cost of sales was USD5.7 billion in 2010, an increase of USD1.6 billion, compared to 2009. This 38% increase was due to a USD1.2 billion, or 41%, increase in the costs of raw material and consumables (reflecting in part a 27% increase in sales volumes and in part higher raw material and purchased slab prices), and a USD313.4 million, or 28%, increase in other costs (including a USD118.4 million increase in labor, a USD121.4 million increase in maintenance and a USD71.5 million increase in services expenses), reflecting higher activity levels.

Selling, general and administrative expenses

SG&A expenses in 2010 were USD665.3 million, or 9% of net sales, compared with USD531.5 million, or 11% of net sales, in 2009. The USD133.8 million increase in SG&A was mainly due to higher freight expenses (up USD75.7 million), higher taxes related to increased activity levels (up USD23.5 million) and the impact of the consolidation of Ferrasa on August 25, 2010. In addition, higher wages, salaries and social security costs were mostly offset by lower personnel reduction charges.

Other operating income (expenses), net

Net other operating income in 2010 was USD2.5 million, compared with net other operating expenses of USD20.7 million in 2009. The year-over-year difference was mainly due to the full impairment in 2009 of the remaining intangible asset value of a contract related to the purchase of steel slabs from Corus’ Teeside facility (USD27.0 million). For more information, see note 27 to our audited consolidated financial statements included elsewhere in this annual report and Item 8. “Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings—Previously Reported Legal Proceedings.”

Operating income

Operating income in 2010 was USD1.1 billion, or 14% of net sales, compared to an operating income of USD296.4 million, or 6% of net sales, in 2009. The USD757.6 million year-over-year increase mainly reflects the improvement in the flat steel products segment.

In thousands of U.S. dollars	Flat steel products		Long steel products		Other		Total
	2010	2009	2010	2009	2010	2009	2010	2009
Net Sales	6,376,380	4,249,979	833,137	572,900	172.487	136.104	7,382,004	4,958,983
Cost of sales	(4,932,551)	(3,634,854)	(633,958)	(392,983)	(98,745)	(82,533)	(5,665,254)	(4,110,370)
SG&A expenses	(585,746)	(477,067)	(62,419)	(40,739)	(17,141)	(13,724)	(665,306)	(531,530)
Other operating income (expenses), net	2,887	(21,303)	(506)	414	112	189	2,493	(20,700)
Operating income	860,970	116,755	136,254	139,592	56,713	40,036	1,053,937	296,383

Flat steel products segment

The flat steel products segment operating income was USD861.0 million in 2010, an increase of USD744.2 million compared to 2009 reflecting higher sales, partially offset by higher operating cost. Sales of flat products in 2010 increased 50% compared to 2009, reflecting a 28% increase in shipments and an 18% increase in revenue per ton shipped, mainly due to a recovery from the 2009 global economic downturn and higher steel prices in Ternium’s main steel markets.

	Net Sales (million USD)			Shipments (thousand tons)			Revenue /ton (USD/ton)
	2010	2009	Dif.	2010	2009	Dif.	2010	2009	Dif.
Flat products	6,376.4	4,250.0	50%	6,771.7	5,305.2	28%	942	801	18%
North America	3,464.9	2,371.9	46%	3,852.1	3,114.5	24%	899	762	18%
South & Central America	2,886.2	1,717.1	68%	2,877.0	1,903.6	51%	1,003	902	11%
Europe & other	25.3	161.0		42.6	287.0		594	561

Operating cost increased reflecting higher shipments and higher cost per ton mainly from higher raw material and purchased slab prices, as well as higher wages, salaries and social security, services and maintenance costs, partially offset by lower personnel reduction charges.

Long steel products segment

The long steel products segment operating income was USD136.3 million in 2010, relatively stable compared to 2009 reflecting higher sales and operating costs. Sales of long products in 2010 increased 45% compared to 2009 reflecting a 22% increase in shipments and a 20% increase in revenue per ton shipped, mainly due to a recovery from the 2009 global economic downturn and higher prices.

	Net Sales (million USD)			Shipments (thousand tons)			Revenue /ton (USD/ton)
	2010	2009	Dif.	2010	2009	Dif.	2010	2009	Dif.
Long products	833.1	572.9	45%	1,282.9	1,055.6	22%	649	543	20%
North America	640.7	512.0	25%	974.2	931.2	5%	658	550	20%
South & Central America	163.9	57.3	186%	258.7	118.4	118%	634	484	31%
Europe & other	28.6	3.5		50.0	6.1		571	583

Operating cost increased reflecting higher shipments and higher cost per ton mainly from higher raw material prices, as well as higher wages, salaries and social security, services and maintenance costs, partially offset by lower personnel reduction charges.

Other products segment

The other products segment operating income was USD56.7 million in 2010, an increase of USD16.7 million compared to 2009, mainly reflecting the impact of higher iron ore prices.

Net financial results

Net financial results were a USD130.5 million gain in 2010, compared with a USD132.9 million gain in 2009.

In 2010, Ternium’s net interest expenses were USD45.6 million, compared to a net interest expense of USD84.7 million in 2009, mainly as a result of lower net indebtedness and cost of debt.

Net foreign exchange result was a gain of USD123.7 million in 2010 compared to a gain of USD83.1 million in 2009. The gain in 2010 was primarily due to the impact of the Mexican Peso’s 5.4% revaluation on Ternium’s Mexican subsidiary’s U.S. dollar denominated debt. This result is non-cash when measured in U.S. dollars and is offset by changes in Ternium’s net equity position in the currency translation adjustments line, as the value of Ternium Mexico’s U.S. dollar denominated debt is not altered by the Mexican Peso’s fluctuations when stated in U.S. dollars in Ternium’s consolidated financial statements. In accordance with IFRS, Ternium Mexico prepares its financial statements in Mexican Pesos and registers foreign exchange results on its net non-Mexican Peso positions when the Mexican Peso revaluates or devaluates relative to other currencies.

Interest income on the Sidor financial asset was USD61.0 million in 2010, compared to USD136.0 million in 2009. These results are attributable to the Sidor financial asset in connection with the transfer of Sidor shares on May 7, 2009.

Equity in earnings (losses) of associated companies

Ternium’s share in the results of associated companies (mainly Exiros) during 2010 was a gain of USD1.7 million, compared to a gain of USD1.1 million in 2009.

Income tax expense

Income tax expense for 2010 was USD406.7 million, or 34% of income before income tax and non-controlling interest, compared with an income tax expense of USD91.3 million in 2009 or 21% of income before income tax and non-controlling interest. The 2009 result included a non-recurring gain of USD35.4 million due to a favorable resolution on a tax-related dispute in Mexico. In addition, Mexican statutory tax rate was raised from 28% in 2009 to 30% in 2010. For additional information regarding changes in Mexican tax system, see Item 3. “Key Information—D. Risk Factors—Risks Relating to the Countries in Which We Operate—Mexico.”

Net result of discontinued operations

There were no results of discontinued operations in 2010, while 2009 included a USD428.0 million gain in connection with the transfer of Sidor shares on May 7, 2009.

Net income attributable to non-controlling interest

Income attributable to non-controlling interest in 2010 was USD157.4 million, higher than income attributable to non-controlling interest of USD49.7 million in 2009, mainly due to a higher result attributable to non-controlling interest in Siderar and Ternium Mexico.